

"Quality & Service the way it used to be"

Colonial Stock Transfer Co, Inc.
66 Exchange Place, Suite 100
Salt Lake City, UT 84111
Phone: (801) 355-5740
Fax: (801) 355-6505
www.colonialstock.com

**Presentor**

**ADIA NUTRITION INC**
**4041 MACARTHUR BLVD**
**STE 175**
**NEWPORT BEACH, CA USA 92660**

**ADIA NUTRITION INC**

| | |
|---|---|
| **Date:** | **10/23/2013** |
| **Transaction #:** | **70029** |
| **Stock Type:** | **Common** |

## Certificates Surrendered

| Cert/Id | BE | Issue Date | Shareholder | Rest | Shares | Lost? |
|---|---|---|---|---|---|---|
| 2341 | | 03/18/2013 | APRIL NUGENT | RC | 10,000,000.00 | No |
| | | | **Total Shares Surrendered** | | **10,000,000.00** | |

**Certificates Issued:** 0

**Certificates Cancelled:** 1

**Notes:** CANCELLATION

**The attached certificate is a valuable document and should be kept in a safe place to prevent its being lost, stolen or destroyed. A surety bond is required before a lost certificate can be replaced. Bonds are expensive and their preparation may result in considerable delay in obtaining a replacement certificate. Should you lose your certificate, please contact Colonial immediately.**

*Notice: For detailed information about Colonial Stock Transfer's Privacy Policy, please visit our website at www.colonialstock.com/privacy*